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                            November 21, 2023

       David Chang
       President and Chief Executive Officer
       Allogene Therapeutics, Inc.
       210 East Grand Avenue
       South San Francisco, California 94080

                                                        Re: Allogene
Therapeutics, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-38693

       Dear David Chang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development, page 85

   1. We note you reported significant research and development expenses and that you have multiple
programs/product candidates in varying stages of development and clinical testing, and note that
you expect your research and development expenses to increase.
                                                        Please confirm that you
will revise future filings to provide more details about
                                                        your research and
development expenses for each period presented, including but not limited to by
product/program, internal versus external, as well as by the nature of the expenses. For example,
in discussing the specific reasons for significant changes
                                                        in research and
development expenses, quantify the change by each product candidate for which significant
investments were made during the periods. Refer to Item 303(b) of
                                                        Regulation S-K. To the
extent that you do not track expenses by product candidate, please disclose as such.
 David Chang
Allogene Therapeutics, Inc.
November 21, 2023
Page 2
Notes to Consolidated Financial Statements
6. Joint Venture and License Agreement with Allogene Overland Biopharm (CY) Limited, page
111

2. Please address the following as it relates to your Joint Venture and License Agreement with Allogene Overland Biopharm (CY) Limited (Allogene Overland):

            Provide your analysis under ASC 606 supporting your determination that the transaction price should not include the fair value of the Seed Preferred Shares received from Allogene Overland, representing a 49% ownership interest. As part of your response, address your consideration of Article 8.1 of the License Agreement, which specifically states that upfront consideration for the license included both the
          $40 million non-refundable payment and the Seed Preferred Shares representing 49%
          of Allogene Overland.
           Tell us and revise your future filings to disclose the amount of the transaction price allocated to each performance obligation.
           Provide your analysis under ASC 323 supporting the initial measurement of your investment in Allogene Overland at zero. Address the following as part of your response:
            o Explain your consideration of ASC 323-10-30-2 in determining the applicability of ASC 610-20 and whether the license transferred should be measured based on its fair value.
            o Explain whether you identified a basis difference between your initial investment in Allogene Overland and your proportionate share of the underlying net assets in Allogene Overland and your accounting treatment for any such basis difference.
           Provide your analysis under ASC 810 supporting your determination that you are not the primary beneficiary of Allogene Overland. As part of your response, identify the activities of Allogene Overland that most significantly impact its economic performance and explain how you determined that you do not have the power to direct such activities and therefore do not hold a controlling financial interest.To the extent that the power is shared among the variable interest holders, clarify whether there is a tie-breaking mechanism in place with respect to key decision making.
           Please confirm with us that in future filings you will expand to provide all the
          required disclosures under ASC 810-10-50 Disclosure     Variable
Interest
FirstName LastNameDavid
          Entities, includingChang
                                but not limited to those required for
nonprimary beneficiary holder
Comapany of
          NameAllogene      Therapeutics,
             a variable interest  in a VIE Inc.
                                           under 50-4, as well as other
disclosures needed to
          fulfill
November 21,  2023thePage
                      principal
                           2 objectives under 50-2AA.
FirstName LastName
 David Chang
FirstName LastNameDavid
Allogene Therapeutics, Inc. Chang
Comapany 21,
November  NameAllogene
              2023        Therapeutics, Inc.
November
Page 3    21, 2023 Page 3
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       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences